

Mail Stop 3720

September 21, 2009

Via U.S. Mail and facsimile to (215) 286-7400

Mr. Brian L. Roberts
Chairman and CEO
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

      Re: Comcast Corporation
             Form 10-K for the year ended December 31, 2008
             Filed February 20, 2009
             File No. 001-32871

Dear Mr. Roberts:

      We have reviewed your letter submitted on August 24, 2009 in response to our comment letter dated July 23, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the year ended December 31, 2008

Item 3. Legal Proceedings, page 17

1.   We note your response to comment three in our letter dated July 23, 2009 but are unable to agree. By including your patent litigation in this section, the implication is that the litigation is material pending litigation of the company. We note the subsequent conclusory paragraph warns that the final resolution of the preceding litigation could have a material adverse effect on your operations. In future filings if you do not conclude that your patent litigation constitutes material legal proceedings, please include it under "Other."

                  *   *   *   *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all of the persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director